FLEX FUELS ENERGY, INC

December 31, 2008
Ms. Lily Dang
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Flex Fuels Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 26, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Filed May 2, 2008

File Number 000-52601

Dear Ms. Dang

Thank you for the letter (via fax) dated July 22, 2008, addressed to Paul Gothard, the former chief financial officer of Flex Fuels Energy, Inc. (“Flex Fuels” or the “Company”) setting forth comments of the Securities and Exchange Commission’s Staff of the Division of Corporation Finance (the “Staff”) on Flex Fuel’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended March 31, 2008.

In this reply, we have set forth the Staff’s comments in bold, followed by our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 4 – Related Party Transactions, page F-13

1.
We note you disclose that your mineral license for the Malibu Gold Project in British Columbia is held on your behalf by Mr. Laird since you are a non-Canadian company and cannot directly hold a mineral license in British Columbia; although you disclose on page 32 that this license was determined to be fully impaired as of September 2006.

Please expand your disclosure to clarify the manner by which the mineral license is held on your behalf by Mr. Laird, with details sufficient to understand how your arrangement equates to having legally secured the beneficial interests in the mineral property, and how describing the Malibu Gold Project as being owned by you is an appropriate characterization.  Also address the following points –

(a)	clarify how the terms under which these mineral rights are held entitle you to explore, extract and retain benefits from mineral deposits;

(b)	indicate the extent to which such rights are held in perpetuity and cover all phases of a mining operation, including exploration, development and production;

(c)	identify any additional rights you would need to acquire to develop and commence operations in the event you discovered reserves; and

(d)	describe any circumstances under which you would relinquish such rights, e.g. not reaching milestones, obtaining extensions or renewals, or funding activities.

It should be clear how you have been able to support the continuation of your proposed program of exploration, as described on pages 29 and 30, given the apparent uncertainty surrounding ownership and that you fully impaired the license.

There is no uncertainty regarding Flex Fuel’s ownership of the Malibu Gold claims since Mr. Laird holds the mineral license for the Malibu Gold Project on behalf of Flex Fuels. The agreement is in the form of a legally binding trust that conveys all rights to the Company. I attach a copy of the declaration of trust between Mr. Laird and the Company. We request that this information be included in our future filings and the declaration of trust filed as an exhibit.

We request that we can amend our future filings to include the following information:

“The claims are currently in good standing and are 100% owned by FFE Inc., subject to a carried 3% Net Smelter Return Royalty if mineral production is commenced.

Under the laws of the government of British Columbia regarding Mineral Tenure, the property can be held in perpetuity, provided all required governmental fees are paid in a timely manner.  Annual work requirements can be fulfilled by performing approved work or by payment of cash-in-lieu. Development of the property is subject to obtaining a work permit from the government for certain types of work beyond basic exploration sampling and geological studies. More advanced development programs may also require an environmental survey.

The Sechelt First Nation group (which represents the local Indian populace and is part of government in Canada) are brought into consultation at the work permit stage.  Additional government departments are also notified of the application for a work permit.  In general, the work permit process takes about 4 - 6 weeks, provided that it has been filed properly and fully.  There are no fees required to obtain a work permit.

The duration of a work program must be stated on the permit application, and there are numerous regulations under the British Columbia Mineral Tenure Act 1996 (consolidated 2007) and the British Columbia Mineral Exploration Code which state how the work must be carried out.

Prior to major production (not bulk-sampling), the mineral deposit area proposed for production must be surveyed and a mining lease obtained from the government of British Columbia.

Circumstances that may lead to relinquishing such rights include failure to determine profitable deposits, sale of the license and a lack of funding.”

Under the accounting treatment set forth in SFAS 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), because of the Company’s current period operating loss, its history of operating losses, a projection of continuing losses associated with the Malibu Gold property and the fact the property is without known reserves along with the fact the proposed program is exploratory in nature, the Company is allowed to treat the mining license as fully impaired.”

Note 6 – Acquisitions, page F-15

2.
We understand that you purchased an 85% interest in FFE Ltd. during 2007 by issuing 24,854,477 shares of common stock, which you valued at $22.4 million, after having acquired a 15% interest in the entity during 2006 in exchange for $1.5 million.  We note you disclose on page F-16 that you determined FFE Ltd. is a development stage company and have therefore expensed the excess of purchase price over net assets acquired of $21.6 million and $1.3 million in fiscal 2007 and fiscal 2006.  However, you have not identified any of the assets or liabilities acquired.

Please expand your disclosures about FFE Ltd. under this heading and on paged 3, 5, 30, 32 and 33, to identify the assets and liabilities that you acquired in these transactions; and to explain how these will be utilized in the various activities that you ascribe to this entity, including your “…plans to construct, own and manage seed processing facilities, refineries producing biodiesel products (and associated power generation facilities…) and to engage in the business of supplying and distributing biodiesel products [and] …to specialize in the conversion of oil seed beading crops to energy.”  Also disclose the status of the project, key steps necessary to realize the objectives described, the timeline you have established, and estimated costs and funding required for each phase.

Tell us whether in accounting for the acquisition of FFE Ltd., you viewed this entity as a business, and submit the analysis that you performed under EITF 98-3.  Also explain how your valuation is consistent with EITF 99-12 or EITF 96-18, as applicable; and not in conflict with guidance applicable to transactions between entities under common control.  Please disclose the values assigned to the assets and liabilities acquired in your purchase price allocation, and describe the method of valuation.  Please ensure that you identify all intangible assets acquired (examples in paragraph A14 of SFAS 141), and comply with paragraph 39 of SFAS 141, or paragraph 9 of SFAS 142, as applicable.

Although you identify FFE Ltd. as a development stage company, we do not believe this alone is a sufficient basis for expensing the excess of purchase price over net assets acquired.  If you believe that any of the purchase consideration is appropriately expensed as research and development following the guidance in SFAS 2 and FIN 4, you should provide details sufficient to understand your conclusions in this regard.  If you believe application of SFAS 144 has led to an impairment result, you should clarify this matter and provide the disclosures prescribe by paragraph 26 of this Standard.

The Company has reviewed the accounting of its acquisition of FFE Ltd under EITF 98-3 and decided that the acquisition was not part of a business combination but the purchase of assets and assumption of liabilities of an entity not qualifying as a business.

Application of EITF 98-3

EITF 98-3 states that to be recognised as a business there must be a, “self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors”.  This conduct is considered to exist where there are a) inputs, b) processes applied to those inputs, and c) resulting outputs that are used to generate revenue.  A “business” must be able to continue to have all three variables after acquisition.  EITF 98-3 specifically states that in order to apply, the business must be able to sustain a revenue stream by providing outputs to its customers.

If the missing element preventing application of EITF is minor, then it is possible to argue that it is a “business” if there is not much time, effort or cost involved to put the missing element into place.

We reviewed the possibility of FFE Ltd being classified as a "business" under EITF 98-3 on the basis that it had management, contracts, planning applications filed, basic systems and procedures, letters of intent, heads of terms etc, which were all in place before the acquisition.  However, in our opinion, this did not meet the criteria of EITF 98-3.

It is difficult to argue that the missing elements for application of EITF 98-3 to FFE Ltd are minor as there will be significant time and costs involved in putting both inputs (seed supplier agreements), processes (the plant in Cardiff has yet to be constructed) and outputs (customer agreements) into place.

In response to the SEC’s comments on EITF 99-12 and 96-18 we provide the following:

Application of EITF 99-12

EITF 99-12 deals with the determination of the “Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”.  The most relevant market price for the acquired shares was assessed to be the recent (same day) private placement price of $0.90 as disclosed in our filings:

“On 29 May 2007 FFE Inc acquired the remaining 85% of FFE Ltd. in exchange for 24,854,477 shares of at $0.001 par value.  The shares were valued at $0.90 per share, in line with the value of shares issued in a private placement on the same date.  The total value of consideration is therefore $22,369,029.”

Application of EITF 96-18

EITF 96-18 deals with “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.  This accounting treatment was not considered to be relevant to the transaction for acquisition of shares of as FFE Ltd. since the Company was deemed to be a development stage business with its own shareholders and management, separate to our own, and operated independently from us.

Intangible assets

The Company’s management reviewed separately identifiable intangible assets and concluded that the only potential intangible asset was the value of the business plan proposed by FFE Ltd and the ability of the FFE Ltd management to deliver that plan. Management then made an assessment as to whether this qualifies as a separately identifiable asset under US GAAP.

For an asset to be identifiable it must either be separable and thus be capable of being sold, rented, licensed etc or the asset arises from contractual or legal obligations.

The management concluded that the FFE Ltd business plan was not separately identifiable from FFE Ltd’s management and their ability to deliver the plan and neither the business plan nor management were subject to contractual obligations that could be capitalized. Additionally because FFE Ltd had to further raise significant additional capital and secure numerous capital and operational contracts to execute the business plan the value of any such asset could not be measured reliably.

Therefore management concludes that the cost of the purchasing the business plan and management cannot be capitalized and must therefore be expensed in the Income statement.

Finally the SEC commented on the issue of research and development:

Research and development

FAS 2 requires that research and development costs are expensed, and FAS 86 only allows capitalisation of research and development costs once technological feasibility has been established, therefore under purchase accounting the value of research and development costs are accounted for but are immediately expensed.  Management therefore reviewed the extent to which FFE Ltd. had carried out any research and development as at the date of acquisition. Management concluded that the technology to produce bio-diesel was already in widespread use and there was no additional proprietary technology attributable particular to FFE Ltd’s business and that FFE Ltd was not intending to develop any such technology.

Amended disclosures

We propose to amend our filings to reflect the following information and request that this can be done prospectively:

“The acquisition of FFE Ltd (a development stage company) has been accounted for not as part of a business combination but the purchase of assets and assumption of liabilities of an entity not qualifying as a business. Management determined that FFE Ltd was not business (under EITF 98-3) as it did not have a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.

The assets acquired and liabilities assumed were recorded at fair value. Management undertook a review of intangible assets and concluded that the only potential intangible asset was the value of the business plan proposed by FFE Ltd and the ability of the FFE Ltd management to deliver that plan. Management then made an assessment as to whether this qualifies as a separately identifiable asset under US GAAP.

For an asset to be identifiable it must either be separable and thus be capable of being sold, rented, licensed etc or the asset arises from contractual or legal obligations.

The management concluded that the FFE Ltd business plan was not separately identifiable from FFE Ltd’s management and their ability to deliver the plan and neither the business plan nor management were subject to contractual obligations that could be capitalized. Additionally because FFE Ltd had to further raise significant additional capital and secure numerous capital and operational contracts to execute the business plan the value of any such asset could not be measured reliably.

Therefore management concludes that the cost of the purchasing the business plan and management‘s ability to deliver that plan cannot be capitalized and must therefore be expensed in the Income statement.

The purchase price allocations for the transactions are as follows:

Acquisition of 85% of FFE Ltd in May 2007:

	$	’000
Fixed assets		221
Cash		662
Current assets		105
Current liabilities		(214)

Purchase of business plan - expensed		21,595
		$22,369

Acquisition of 15% of FFE Ltd in December 2006:

	$	’000
Cash		225
Current liabilities		(8)
Purchase of business plan - expensed		1,303
		$1,520

With regard to the acquisition of 15% of FFE Ltd in December 2006 the Company determined that FFE Ltd was a Variable Interest Entity under FIN46R (“Consolidation of Variable Interest Entities”) and therefore the balance sheet and results of FFE Ltd were consolidated with the Company’s balance sheet and results. The determination was based on the fact that although the Company acquired a 15% holding in FFE Ltd the Company provided all of the initial capital for the operations of FFE Ltd and therefore took on risks in excess of its percentage holding or voting rights.”

Note 7 – Stockholders’ Equity, page F-17

3.           We note you disclose the following:

•	On May 11, 2007, your stockholders, without your direction, undertook a reorganization of their respective shareholdings by retiring their stock, totalling 51.7 million retired shares.

•	On May 21, 2007, your Board of Directors declared a 5 for 1 stock split.

•	On May 29, 2007, you completed a private placement of 16.6 million common shares to independent third parties at S0.90 per share, receiving net proceeds of $13.4 million.

•	On July 31, 2007, you completed a private placement of 4.9 million common shares at $0.90 per share, receiving net proceeds of $13.4 million.

Please disclose the reasons underlying your stockholders’ May 11, 2007 stock retirement, with details sufficient to understand the connection between this event and your subsequent stock split and purchase of FFE Ltd.

Additionally, identify the third parties purchasing your 16.6 million common shares in the May 29, 2007 private placement, and describe the nature and terms of any relationship or arrangement between such third parties and your management, shareholders, or FFE, Ltd. that either preceded or was established in conjunction with your acquisition of the remaining 85% equity interest in FFE Ltd., also occurring on May 29, 2007.

Tell us the extent to which the prior shareholders of FFE Ltd. were also participants in either of the private placements mentioned above; and indicate the number of your shares those shareholders held immediately prior to your May 29, 2007 acquisition.

With regard to the May 2007 stock retirement and stock dividend (or split) this was agreed by the individual shareholders and the Company. The consideration given to these shareholders was that the Company would effectively raise the required funds in the subsequent private placement and complete the acquisition of FFE Ltd. We will amend our disclosure to reflect this information.

The table below shows the shareholders and their respective share retirement amounts:

Name	# of Shares before Retirement	Amount Retired	Balance After Retirement	% retired

Insiders

James Laird	5,000,000	4,983,333	16,667	99.67%
Tom Barr	68,673	0	68,673	0.00%

Total	5,068,673	4,983,333	85,340

Feb 2007 Share Purchase (from Jim Laird)
Albury Investments Limited	381,667		381,667	0.00%
555 Holdings LLC	400,000		400,000	0.00%
Executor Capital Inc	350,000		350,000	0.00%
Medford Financial Ltd	420,000		420,000	0.00%
Strand Group Ltd	415,000		415,000	0.00%
Blue Crest Corporation	400,000		400,000	0.00%
Tresca International Inc	83,333		83,333	0.00%
Kazandra International Inc	50,000		50,000	0.00%

Total	2,500,000	0	2,500,000

Sept 2006 Share Purchase (from Jim Laird)
Esther Briner	495,000	330,000	165,000	66.67%
OTC Filers Inc	495,000	330,000	165,000	66.67%
Briner Group	495,000	330,000	165,000	66.67%
555 Holdings Inc	495,000	330,000	165,000	66.67%
Julius Briner	495,000	330,000	165,000	66.67%
Global Developments Inc	25,000	14,852	10,148	59.41%

Total	2,500,000	1,664,852	835,148

December 2006 private placement
Firewatch Asset Ltd.	1,088,571	907,143	181,428	83.33%
Guillermo Baella	142,821	119,018	23,803	83.33%
Hibernia Holding SA	71,393	59,494	11,899	83.33%
Ruben Michavila Jove	142,814	119,012	23,802	83.33%
Eva Risto Michavila	142,820	119,017	23,803	83.33%
Pere Casajuana	142,857	119,048	23,809	83.33%
Diego Rodrigues	142,857	119,048	23,809	83.33%
Maria Del Mar Nogareda	331,237	276,031	55,206	83.33%
Jorge Amer	151,771	126,476	25,295	83.33%

Total	2,357,142	1,964,287	392,855

Rounding diff	-1	1	-2

TOTALS	12,425,814	8,612,473	3,813,341

Add Global post dividend retirements		10,890	-10,890

		8,623,363	3,802,451

With regard to the private placement in May 2007 the following individuals subscribed for 16.6 million shares:

Shareholder	Shares subscribed for
ANDORRA BANC AGRICOL REIG, SA	2,222,222
JORDI ADROER DE FORTUNY	88,000
ANTONIO AGUILAR	75,000
FRANCISCO JAVIER ALDAY PAPIC	56,000
IKER ALDALUR	105,000
CARLOS ALONSO	61,111
ALTUS MANAGEMENT S.L.	73,000
MIGUEL AMENGUAL	58,222
AMOGIN S. L.	33,333
JULIO AMORES	33,333
ARPRO XXI S. A.	75,000
BOTANA BALEAR, S.L.	102,500
ANTONIO CABRERA	72,033
FERNANDO CADINANOS ROJO	214,717
CAHISPA, S.A. DE SEGUROS DE VIDA	833,333
CAMAROLE INVERSIONES S.L.	73,000
JORDI CAMPS AGUADE	42,303
CARMEN BENITEZ S.A.	50,000
MARIA DOLORES CASANOVA	33,333
CORIA LIMITED AS TRUSTEE OF|THE	222,200
CORIA LIMITED AS TRUSTEE OF|THE	333,311
JOSE MARIA CRUELLS	72,300
SHEZAD DAWOOD	44,444
ANSELMO DE LA CRUZ	147,000
PEDRO JOSE DOMENCH	100,000
EMBA INVESTMENTS SL	55,562
ROLAND EMMENEGGER	245,000
GIOVANNI ADORNI BRACCESI	45,000
GREGORIO CASTANO	75,000
JOSE CATA	100,000
JUAN IGNACIO CODURAS	75,000
JAVIER COLAS	51,572
AURORA CONTRERAS	43,333
JUAN IGNACIO CONTRERAS	55,556
PHILIPPE ESPOSITO	670,000
DANIEL FAVRE	223,000
RAFAEL FERNANDEZ DE RETANA	150,000
RICARDO FERNANDEZ	73,430
GUIDO FERRADINI	35,600
BERNAT FIOL CARDONA	55,556
FRANKLIN & BENSON GROUP LTD.	35,600

Shareholder	Shares subscribed for
GALBA ANSTALT	111,111
CARLO GAMBASSI	73,400
FRANCISCO GENOVE	35,000
CONSTANTIN GEORGES	445,000
ROSA GOLOBART SERNA	33,333
FRANCISCO GONZALEZ	75,000
FRANCISCO GONZALEZ ARREBOLA	100,333
LUIS GONZALEZ GARCIA	182,398
MIGUEL GONZALEZ	33,333
JOSE GUERRERO CRUZ	218,889
HERCOHE, S. A.	75,000
FELIX HOEDT	75,000
REGINA HOEDT	75,000
NICOLAS HOFFMANN	33,400
ENRIQUE SANTOS ILLANA	175,600
INTERVIAL S. A.	75,000
FRANCISCO JAVIER ORTIGOSA	40,000
JOSE-VICENTE JIMENEZ	135,000
KOMIKO SECURITIES INC.	111,112
JOSE LLAMBIAS	216,700
JULIO LLORENTE	33,333
MACIAS MAYA FERNANDO	1,260,000
MAGNA FALLS CORP.	112,000
SALVADOR MAIMO BARCELO	55,556
MAO HOLDINGS (CAYMAN) LIMITED	277,778
PABLO MARINO	220,000
IGNACIO MARTIN VELASCO	82,500
JOSE MARIA MARTINEZ	150,000
RAFAEL MARTINEZ	77,778
MIOSIPE S. L.	55,556
SILVIA MIRABET	33,333
ALFREDO MONTERO	115,500
JUAN MORON	150,000
AURELIO JOSE MOURIZ MARTINEZ	44,000
SALVADOR MULET	33,333
MUTUALIDA DE PREVISION SOCIAL DE	440,000
ALVARO OVANDO	90,000
CHRISTIAN PALOCZ	134,000
JUAN PALOU DE COMASEMA	35,556
ALVARO PEREZ ENCISO	101,111
VICENTE PEREZ	86,670
ELISABETTA PETRONIO	140,000
MARIA ELITANIA PICON	75,000
FRANCISCO JAVIER POMMAREZ	74,578
PROMOCIONS 10, SL	55,556

Shareholder	Shares subscribed for
PRODUCTOS ALIMENTICIOS BELROS S.	145,778
PURE POWER CORP.	223,000
ENRIQUE RABASA	138,889
JOSEP RIBERA	66,500
DAVID RIGAT	55,556
FRANCISCO ROSSI	55,000
JAIME ROVIRA DALMAU	42,957
ENRIQUE ROYO	72,376
MANUEL RUBIO RINCON AND|JUAN RUB	55,556
CARLOS RUIZ BOWYER	36,444
EDUARDO SAINZ	33,333
PILAR SAINZ	33,333
SALLIERCA SICAV SA	111,100
FRANCISCA SALVA TROBAT	73,700
SANCLI S.L.	111,111
JORDI SAPERAS GRACIA	87,333
FABIO SCIRPO	73,000
JUAN SIGUERO	86,667
XAVIER SORIANO	33,333
MANUEL RODRIGUEZ THORICES	55,556
RENZA TONETTI	115,000
JORDI TORDERA	73,000
JORGE TUBELLA	300,000
UNION PENSION TRUSTEES LTD. A/C	111,111
VALCOURT INTERNATIONAL SA	73,225
V.C.C. S.A.	170,000
CARLOS VILLAGRASA GRATACOS	58,667
JOSEP VIVES	33,333
FRANCOIS WEBER	35,000
BERND WEHMEYER	111,111
WILTER INVESTMENT LTD.	200,000
FERNANDO ZAHONERO	87,000
ZIGURAT ZIG-ZAG	87,000
IGNACIO ZULATEGUI	75,000

The terms of the private placement included the completion of the acquisition of FFE Ltd. The acquisition agreement with FFE Ltd. as a condition to completion had, as a completion condition, the requirement that the private placement be fully funded.  Therefore, both conditions had to be met simultaneously for both transactions to complete. A number of investors in the May 2007 private placement also subscribed for stock in the December 2006 private placement.

The prior shareholders of FFE Ltd. were not participants in either private placement.

Engineering Comments

General

4.
Please correct your commission filing number on the cover of your filings to read 000-52601, which was assigned in conjunction with your filing of the Form 8-A registration statement on April 30, 2007.

We will correct the commission filing number on future filings to reflect this change.

Land Status, Topography, Location, and Access. page 9

5.
In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (1) of Industry Guide 7.

We will correct our future filings to reflect this information.

6.
Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps. So please include these maps in any amendments that arc uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We amended our most recent Form 10-Q and we request that we amend our future filings to include the following map:

Exploration History and Previous Operations. page 10

7.
We note you refer to maximum gold assays, and values up to 3710 ppb. When reporting the results of sampling and chemical analyses, please utilize the following guide regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest or best values ‘grades of sample sets. Present a balanced disclosure of the drill and sampling results

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregate sample values from related locations using a weighted average of the lengths of the samples.

•	Present sample and drilling data in a tabular format.

•	Disclose soil samples as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities.

•	Avoid terms such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

We amended our most recent Form 10-Q and request that we amend our future filings as follows to comply with this guidance.

Malibu Gold Property

 Property Acquisition Details

On March 27, 2006, the Company acquired a mineral license for the Malibu Gold Property from Mr. James Laird, a director and stockholder, for $10,000.

Since non-Canadian individuals or companies cannot directly hold mineral licenses in British Columbia, James Laird (a director) holds the license on behalf of the Company.  The agreement is in the form of a legally binding trust that conveys all rights to the Company.

The claims are currently in good standing and are 100% owned by FFE Inc., subject to a carried 3% Net Smelter Return Royalty if mineral production is commenced. Under BC Government Laws regarding Mineral Tenure, the property can be held in perpetuity provided that all fees are paid in a timely manner.  Annual work requirements can be fulfilled by performing approved work or by payment of cash-in-lieu. Development of the property is subject to obtaining a Work Permit for certain types of work beyond basic exploration sampling and geological studies.  More advanced programs may also require an environmental survey.

Local First Nations groups are brought into consultation at the work permit stage.  Additional government departments are also notified of the application for a Work Permit.  In general, the Work Permit process takes about 4 - 6 weeks, provided that it has been filed properly and fully.  There are no fees to obtain a Work Permit. The duration of a work program must be stated on the Permit application, and there are numerous Regulations under the Mines Act which state how the work must be carried out. Prior to major production (not bulk-sampling), the mineral deposit area proposed for production must be surveyed and a Mining Lease obtained.

Circumstances that may lead to relinquishing such rights include failure to determine profitable deposits, sale of the license and a lack of funding.

Land Status, Topography, Location, and Access

The Malibu Gold Property is located approximately 110 km northwest of Vancouver, British Columbia, and 75 km north of Sechelt, British Columbia. The property is situated on the south side of Queen’s Reach on upper Jervis Inlet, due south of Malibu at the entrance to Princess Louisa Inlet.

Access is by float plane from Vancouver or Sechelt, or by boat from Egmont or Pender Harbor on the Sechelt Peninsula. Several campsite locations with good water supplies can be found within a few kilometers of the property. Supplies and services are available in Egmont or Pender Harbor.

           The topography along Jervis Inlet extents from sea level to mountain tops in excess of 2,000 meters elevation. In the vicinity of the old mining tunnels on the Malibu Gold Property, short, steep cliffs extend to tidewater, but elsewhere on the property slopes are more manageable.

The climate is typical of the west coast of British Columbia, mild and wet overall with some snowfall in the winter months. The summers are usually warm with less rainfall, and year-round work is possible on the property. Vegetation is a dense growth of coniferous forest, with cedar, fir, spruce, alder and maple trees. Ground vegetation normally consists of salal and various berry bushes.

Mining Claims

The Malibu Gold Property comprises two MTO mineral claims containing 33 cell claim units totaling 683.445 hectares.

BC Tenure #	Work Due Date	Staking Date	Total Area (Ha.)
525215	Jan. 12, 2014	Jan. 12, 2006	165.685
592273	Sept 30, 2009	Sept 30, 2008	517.760

Both properties are without known reserves and the proposed program is exploratory in nature.

Geology of the Mineral Claims

The Malibu Gold Property hosts gold and base metal deposits within quartz veins and quartz-filled shear zones.  Two short tunnels (“adits”) have been driven on the mineralized areas; shear and vein-hosted gold, silver, copper, lead and zinc in the #1 adit; and a gold-quartz vein in the #2 adit.  A small amount of visible gold was seen in the #2 adit vein, which can be followed for at least 50 meters along the shoreline.  No reserves or resources have been delineated at this time.

The Upper Jervis Inlet area is underlain by a variety of Jurassic to Tertiary granitic intrusives of the Coast Plutonic Complex. The granitic rocks intrude and metamorphose Jurassic to Lower Cretaceous argillaceous sediments and andesitic to felsic volcanics of the Gambier Group. The Gambier Group hosts the 60 MT Britannia copper, zinc, lead, silver, gold deposit on Howe Sound about 80 km to the southeast.

The Malibu Gold Property is underlain by a relatively small stock of gabbro-diorite that has intruded dark grey, partly limey argillaceous shale and slate of the Gambier Group. Silicification and mineralization occurs on the contact and within the stock in a number of areas.

Exploration History and Previous Operations

The Malibu Gold Property has at least one adit dating prior to 1907, when the first and only mention of the working was made in a Geological Survey Report dated 1908.  GSC geologist O. E. LeRoy noted that pyrrhotite and chalcopyrite occurred along a diorite–slate contact and a 9 meter long adit had been driven on the zone.  A second 2 meter long adit nearby was not mentioned, so it may post-date LeRoy’s visit. The 9 meter adit (#1) has had significant unrecorded work since this time, and is now an estimated 25 meters in length.

There are physical work records of additional work being done on the property during the 1940’s, however the prospector’s hand-drawn maps attached do not show exactly where the development is in relation to recognizable land features. This work apparently consisted of at least four shafts up to 6 meters deep and a 30 meter long trench.

Laird Exploration Ltd. first explored the Malibu property area in 1983 as part of the BC Prospector’s Grant Program.  Several assays were taken and the area was geologically mapped.  Two assays from the #1 adit gave moderate values in gold, silver, copper, lead and zinc.

The #2 adit was driven 2 meters on a shallow-dipping 0.3 to 1.3 meter wide quartz vein with arsenopyrite, minor pyrite, chalcopyrite and rarely native gold.  The vein pinches and swells and can be followed for at least 50 meters along the shoreline cliffs.  The #2 adit gave a gold assay of 0.72 oz/t Au across 0.4 meters in a channel sample across the exposed quartz vein, with minor values in cobalt, copper and bismuth.

The claims were optioned by Laird Exploration Ltd. to Oriole Resources Ltd. in 1988. A work program consisting of geological mapping, rock sampling, and a small soil geochemical survey were completed in 1988.  The #2 adit gold values were confirmed by assay and additional gold-bearing areas were located at the #1 adit.  The soil grid showed a 200 meter-long gold anomaly extending west from the #1 adit.  Additional work was recommended but no further work was been done on the property between 1988 and 2007.

Report to Security Holders, page 11

8.	Please change the address for the U. S. Securities and Exchange Commission’s public reference rooms to 100 F Street NE Washington D.C. 20549.

We will change the address reference for the U.S. Securities and Exchange Commission’s public reference rooms to the address you have indicated.

Should you have any further comments or concerns regarding our response, please do not hesitate to contact the undersigned by telephone on +44 2920 504 712 or fax on +44 8701 290 844.

Very truly yours,

/s/ Robert Galvin

Robert Galvin
Chief Financial Officer

cc:           Karl Hiller, Branch Chief
Securities Exchange Commission

Jeff Gordon
Mayer Brown International LLP